October 8, 2019

Gerrit Dispersyn
President & Chief Executive Officer
Phio Pharmaceuticals Corp.
257 Simarano Drive, Suite 101
Marlborough, MA 01752

       Re: Phio Pharmaceuticals Corp.
           Registration Statement on Form S-1
           Filed October 1, 2019
           File No. 333-234032

Dear Dr. Dispersyn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences